EXHIBIT 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Synbio International, Inc. on Form S-1, of our report dated July 19, 2024, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Synbio International, Inc. as of December 31, 2023 and 2022 and for each of the two years ended December 31, 2023 which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Astra Audit & Advisory LLC

Astra Audit & Advisory LLC

Tampa, Florida

October 22, 2024